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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2007

                        Commission File Number: 0-29350

                                  VASOGEN INC.
                (Translation of registrant's name into English)

              2505 MEADOWVALE BLVD., MISSISSAUGA, ONTARIO, L5N 5S2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  [X]        Form 40-F   [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

Exhibits 99.1 and 99.2 of this Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statements on Form F-10 (File Nos. 333-130578 and 333-136531) under the Securities Act of 1933, as amended.

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On January 31,  2007,  Vasogen  Inc.  publicly  released  comparative  audited consolidated financial statements and the notes thereto for each of the years ended November 30, 2006, 2005 and 2004. These statements are attached as
Exhibit  99.1 and  incorporated  herein by  reference.  On January  31,  2007,
Vasogen  publicly  released  its  Management's   Discussion  and  Analysis  of
Financial Condition and Results of Operations for the year ended November 30, 2006, which is attached as Exhibit 99.2 to this report and is incorporated herein by reference. On January 31, 2007, Vasogen Inc. filed a Management's Responsibility letter which is attached as Exhibit 99.3 to this report and is incorporated herein by reference. On January 31, 2007, Vasogen Inc. filed an SEC Consent of Independent Registered Public Accounting Firm form which is attached as Exhibit 99.4 to this report and is incorporated herein by reference.




                                SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VASOGEN INC.


                                      By:  /s/ Jacqueline Le Saux
                                           -----------------------------------
                                           Name:  Jacqueline Le Saux
                                           Title: Vice-President, Corporate &
                                                  Legal Affairs

Date:   January 31, 2007

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                                 EXHIBIT LIST


EXHIBIT           DESCRIPTION
-------           -----------

99.1              Consolidated financial statements

99.2              Management's Discussion and Analysis for the period ended
                  November 30, 2006

99.3              Management's Responsibility Letter

99.4              SEC Consent of Independent Registered Public Accounting Firm